Exhibit G
                    Proposed Form of Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

         Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         June __, 2003

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by July __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After July __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


                                   * * * * * *
AMERICAN ELECTRIC POWER COMPANY, INC.                (70-[___])

         American Electric Power Company, Inc., a registered holding company (the "Applicant"), whose principal business address is at 1 Riverside Plaza, Columbus, OH 43215, has filed an application or declaration pursuant to Sections 9(a)(1), 10 and 12(f) of the Act and Rules 43 and 54 thereunder in which it is seeking authorization to acquire, directly or indirectly through one or more subsidiaries (including a new subsidiary formed exclusively for such purpose), a membership interest in PowerTree Carbon Company, LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere.

         The Applicant directly and indirectly owns all of the outstanding common stock of nine public utility subsidiaries (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide retail and wholesale electric service to more than five million customers in parts of eleven states. The Utility Subsidiaries and other non-regulated subsidiaries of the Applicant own all or portions of 93 electric generating plants in the United States having a combined generating capability of approximately 40,000 megawatts (MW).

         The Applicant states that the Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration has also proposed, as part of its Global Climate Change program, the creation of transferable credits for measures which reduce greenhouse gas emissions.

         The Applicant further states that the Company has obtained commitments totaling approximately $3.5 million from approximately 25 electric utilities, electric utility holding companies (including ten other registered holding companies) and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton. The Applicant's contribution commitment to the Company is $300,000.

         To the extent not exempt under Rule 43, the Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

         The Applicant states that under the terms of the Company's Operating Agreement, each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize such member's share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

         The Applicant states that no state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.